

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

December 27, 2006

<u>Via Mail and Fax</u>

David Shaw
Chief Executive Officer
Standard Aero Holdings, Inc.
500-1780 Wellington Avenue
Winnipeg, Manitoba, Canada R3H 1B3

> **RE: Standard Aero Holdings, Inc.**
> **Form 10-K: For the Year Ended December 31, 2005**
> **Form 10-Q: For the Period Ended September 30, 2006**
> **File Number: 333-124394**

Dear Mr. Shaw:

We have reviewed the above referenced filings and have the following comments. We believe you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," within 20 business days from the date of this letter.

Standard Aero Holdings, Inc.
December 27, 2006
Page 2

<u>Form 10-K: For the Year Ended December 31, 2005</u>

<u>Item 1. Business, page 1</u>

1. Please tell us the basis for the following and similar statements made in your filing:
    you are the leading independent provider of aftermarket MRO services (page 1); you
    had the largest or second largest worldwide market share for engine platforms
    serviced (page 1); your estimate of 50% share of worldwide MRO services (page 1);
    your expectation of the demand for MRO services (page 1); your projection for
    regional jet fleet growth (page 1); your estimate of U.S. Navy T56 contract revenue
    (page 6); your belief your MRO services are among the best in the industry (page 6);
    your top three ranking for each of the engine platforms serviced (page 6); and your
    expectation the SkyWest CF34 contract will generate $500 million in revenue over its
    term (page 6).

<u>Item 7. Management's Discussion and Analysis …, page 31</u>
<u>Critical Accounting Policies, page 38</u>

2. Your disclosure here should provide greater insight into the quality, sensitivity and
    variability regarding the factors that have or may materially affect financial condition
    and operating performance. You should be explicit as to which of the identified
    factors are most sensitive to change, deviations of estimates and assumptions from
    actual results, and the circumstances that resulted in revised assumptions in the past
    or could lead to material changes in the future. To the extent practicable and
    material, you should provide quantitative disclosure, with an analysis of how actual
    results may differ from your estimates under different assumptions and conditions
    that you have considered. For example, in regard to contracted revenues, disclose the
    factors that affect estimates of contract profitability and related profit margins, how
    the estimates compare to actual performance and are revised periodically, and how
    factors that indicate loss contracts are determined and periodically assessed. Refer to
    Section V of FR-72 for further guidance. Please revise your disclosures here as
    appropriate.

<u>Item 15. Exhibits, Financial Statement Schedules, page 66</u>
<u>Statements of Operations, page 71</u>

3. We note from your filing you sell parts separately and rent and sell engines, and from
    your website it appears that you sell heat plant. Accordingly, please separately
    disclose income from rentals and sales of tangible products, in compliance with Rule
    5-03.1 of Regulation S-X. Disclose the circumstances under which you sell tangible
    products.

Statements of Cash Flows, page 74

4. It appears the purchase and disposition of rental assets is a routine and frequent occurrence. In this regard, please explain to us why it is appropriate to report purchases and dispositions of rental assets as an investing activity rather than as an operating activity similar to inventory. Tell us the turnover rate of rental assets, and the circumstances and manner in which these assets are disposed. Refer to paragraph 24 of FAS 95 for guidance.

Notes to Financial Statements, page 75
Note 2 Summary of significant accounting policies, page 80
d) Revenue Recognition, page 81

5. Please explain to us in extensive detail how you are accounting for your long-term fixed price per engine hour/cycle contracts and the reason your accounting is appropriate. For instance, it is not clear how you determine the amount of revenue that is allocated to the services that are completed or repaired parts that are shipped. Similarly, your method for recording costs under this type of contract is not clear. As part of your response, address whether you are applying EITF No. 00-21 to these contracts and explain the basis for your conclusion. In this regard, it appears that you should be applying EITF No. 00-21 to these contracts, but your accounting is not consistent with EITF No. 00-21. For instance, recognizing the attributable profit recognized based on overall contract profitability is not consistent with accounting under EITF No. 00-21. If you are applying EITF No. 00-21, fully explain to us how your accounting is in compliance with this guidance.

6. We note you divide service and rental units of accounting based on relative fair values of each unit. Please explain to us in detail how you determine fair value for these units and how your accounting is in compliance with paragraph 16 of EITF No. 00-21.

Form 10-Q: For the Period Ended September 30, 2006

Item 2. Management's Discussion and Analysis …, page 23
Trends Affecting Our Business, page 24
Regional Jet Engine MRO, page 25

7. We note the continuing decline in revenues associated with the AE3007 engine resulting from changes in the manufacturer's service requirements. In this regard, please explain to us in detail your evaluation of impairment of tangible and intangible assets associated with the regional jet engine MRO program and the basis for your conclusion. Further, explain to us your evaluation of the potential for loss contracts associated with the program as a result of the expected lower revenues.

Results of Operations, page 28

8. At times you cite multiple factors in explanation of a variance. To the extent practicable, please quantify the effect of each variance factor cited. Refer to Section 501.04 of the Codification of Financial Reporting Releases for guidance in this regard. If the effect is not quantifiable, disclose this fact, the reason for the inability to quantify, the basis for citing the factor and the extent the factor contributes to the variance.

Three Months Ended …, page 28
Gross profit, page 29

9. Please explain to us in detail the circumstances associated with the $3.5 million charge for a loss contract recorded during this period. Your response should include the factors that support the conclusion as a loss contract, how the amount of the loss was determined, further specifics as to the type of contract involved, when the contract was entered into and the basis for the timing of when the loss was recognized.

Nine Months Ended …, page 30
Gross profit, page 30

10. Please explain to us in detail and similarly expand your disclosure in regard to the price change for the Aviation MRO business and the circumstances leading to such change. Explain to us and disclose the expected impacts of this change on revenues and gross profit in future periods. Additionally, explain to us and expand your disclosure in regard to the adverse contract mix cited and whether or not this is the expected start of a trend.

****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosures in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Doug Jones at 202-551-3309 with any questions. You may also contact me at 202-551-3812.

Sincerely,

Michael Fay
Accounting Branch Chief

cc: Bradley Bertouille, Chief Financial Officer